Transforming Patient Outcomes with Superior Vision Gains Corporate Presentation | March 2024 NASDAQ (OPT); ASX (OPT.AX) Exhibit 99.1

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Opthea: Transforming Patient Outcomes with Superior Vision Gains Our Vision Our Mission Advancing bold therapeutic innovation and inspiring transformation in the global retinal community. Dedicated to improving and protecting vision in people with retinal diseases.

First-in-class VEGF-C/D TRAP intended for combination with standard of care anti-VEGF-A therapies Composition of Matter and Methods of Use Patents through 2034; opportunities to extend beyond 2034* Investment Highlights Potential to be the first product in more than 15 years to improve vision loss Addressing High Unmet Need Two Large Pivotal Trials Ongoing Substantial Market Opportunity Wet age-related macular degeneration (wet AMD) is the leading cause of vision loss in the elderly, impacting ~3.5 million patients in the US and Europe, despite wide use of anti-VEGF-A standard of care Phase 3 trials near completion of enrollment: COAST (enrolled Feb 2024); ShORe (estimated 2Q CY2024) Topline data from both trials expected mid-CY 2025 Superior Lead Asset Phase 2b demonstrated superiority in combination with SOC therapy, with well tolerated safety profile Sozinibercept has the potential to improve vision for millions of patients with wet AMD Multibillion dollar commercial opportunity in a growing market with an established clinical practice Sozinibercept used in combination with any anti-VEGF-A, not competing with any approved drug MOA = Mechanism of Action; SOC = Standard of care *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic) Proprietary Technology

Experienced Leadership Team Expertise and Track Record to Make a Positive Impact on the Retinal Community Fred Guerard, PharmD, MS Chief Executive Officer Peter Lang Chief Financial Officer Megan Baldwin, PhD, MAICD Founder, Chief Innovation Officer & Executive Director Judith Robertson Chief Commercial Officer Arshad M. Khanani, MD, MA, FASRS Managing Partner, Director of Clinical Research and Director of Fellowship at Sierra Eye Associates, and Clinical Associate Professor at the University of Nevada, Reno School of Medicine Management Team Chief Medical Advisor Clinical Advisory Board Charles C. Wykoff, MD, PhD Director of Research, Retina Consultants of Texas, Chairman of Research and Clinical Trials Committee, Retina Consultants of America Tim Jackson, PhD, MB, ChB, FRCophth National Health Service, Consultant at Kings Hospital College Hospital, London Jason Slakter, MD Clinical Profession at New York University School of Medicine and partner at Vitreous Retina Macula Consultants of New York do not achieve significant vision gains 25% Better Vision Gains is an Unmet Medical Need in Wet AMD The Leading Cause of Irreversible Blindness, Impacting ~3.5M Patients in the US & EU *Based on randomised, controlled clinical trial data; >45% fail to achieve ≥ 2 lines improvement in Best Corrected Visual Acuity (BCVA); Persisting fluid: SD-OCT CST ≥ 300 µM or Time-Domain OCT CST ≥ 250 µM 1 Mettu PS, et al. Prog Retin Eye Res. 2021 Despite treatment with anti-VEGF-A therapy* will have further vision loss at 12+ months will have persisting macular fluid >60% >45% The majority1 of patients fail to achieve 20/40 vision Most patients routine daily activities, such as driving or reading cannot resume

Sozinibercept, a Proprietary VEGF-C/D “Trap” Inhibitor, Has the Potential to Address the Limitations of Anti-VEGF-A Therapies The Problem The Solution Wet AMD is a multi-factorial disease. Treatment with VEGF-A inhibitors upregulates VEGF-C/D, driving angiogenesis and vascular permeability. When used in combination with any VEGF-A inhibitor, OPT-302 completely blocks VEGFR-2 and VEGFR-3 signaling. 1 Faricimab also has inhibitory effect on Ang-2. a Bevacizumab is used ’off-label’ for the treatment of neovascular (wet) AMD Faricimab (Vabysmo®)1

Published Evidence Supports Broader VEGF Pathway Inhibition with Sozinibercept VEGF-A and VEGF-C Induce Vascular Leakage/permeability# VEGF-A VEGF-C VEGF-C Stimulates Retinal Angiogenesis^ Circulating VEGF-C Levels Significantly Elevated in AMD Patients ⍭ Elevated VEGF-C in Aqueous Humor Following Anti-VEGF-A therapy in Wet AMD Patients* Additive Benefit of VEGF-A and VEGF-C/D Inhibition in Mouse Wet AMD model ** ** Control AMD Plasma concentrations (pg/ml) 300 200 100 0 Control Antibody OPT-302 Aflibercept Aflibercept + OPT 302 CNVArea 70% 78% 91% * 0 200000 400000 600000 Aqueous Humor VEGF-C (pg/ml) 10 8 66% 6 5.4 6.9 8.9 4 2 0 Baseline 1 month 2 months Bevacizumab Bevacizumab ^Tammela et al., Nature Cell Biology, 2011; # Zhou et al. BMC Ophthalmology (2020) 20:15; # Cao et al,. Circ Res., 2004; ⍭ Lashkari et al, 2013 ARVO Annual Meeting, 4999-A0128; *Cabral et al,. 2018 Ophthalmology Retina (2018).

Sozinibercept Has the Potential to be the First Therapy in More Than 15 Years to Improve Visual Outcomes in Patients with Wet AMD Targets VEGF-A, VEGF-B, & PlGF Targets all isoforms of VEGF-A Targets VEGF-A, & Ang-2 Targets isoform-specific VEGF-A165 inhibition Novel MOA targeting VEGF-C/D Sozinibercept Sozinibercept has demonstrated strong clinical evidence of superior patient visual outcomes Improved Efficacy 2004 2006 2011 2022 off-label FDA APPROVAL Legend: MOA = Mechanism of Action

Branded VEGF-A Inhibitors Sozinibercept is Being Developed to Tap into the Entire VEGF-A Inhibitor Market Potential Addressable wAMD Market ~$9B ~$5B* Sozinibercept *potential market size assuming branded pricing ~35% of patients receive off-label AVASTIN® Global wAMD Revenues of Anti-VEGF-A Inhibitors ~$14B Branded VEGF-A Inhibitors Biosimilar / Off-label Biosimilars / Off-label

PROGRAM DEVELOPMENT PHASE ANTICIPATED MILESTONES PROGRAM RESEARCH / PRECLINICAL PHASE 1 PHASE 2 PHASE 3 ANTICIPATED MILESTONES Wet Age-Related Macular Degeneration (Wet AMD) Sozinibercept For use in combination with anti-VEGF-A therapies Complete enrollment of pivotal trials: Q2 CY 2024 Topline data: mid-CY 2025 Diabetic Macular Edema (DME) Sozinibercept For use in combination with anti-VEGF-A therapies Phase 3 ready Co-formulation (Sozinibercept + VEGF-A Inhibitor) Sozinibercept Co-formulation with VEGF-A Inhibitor Feasibility underway Long-term Value Opportunities for Sozinibercept Main Patent Family Extends through 2034, with Expansion Opportunities Beyond 2034* *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic)

Sozinibercept Wet AMD Clinical Summary

Near-term Focus is on Sozinibercept Phase 3 Execution Pivotal Program Design Informed by Phase 2b and Optimized for Success Ranibizumab (Lucentis®); Aflibercept (Eylea®) COAST Phase 3 - wet AMD (treatment naïve) n=~990 Comparator: Aflibercept (Eylea®) once every two months after three monthly doses ShORe Phase 3 - wet AMD (treatment naïve) n=~990 Comparator: Ranibizumab (Lucentis®) once every month Standard Dosing OPT-302 once every month Extended Dosing OPT-302 once every two months after three monthly doses Standard Dosing OPT-302 once every month Extended Dosing OPT-302 once every two months after three monthly doses Phase 1/2a: (n=51) Treatment Naïve/Prior-treated wet AMD OPT-302 + Ranibizumab: 3 x monthly dosing OPT-302: 3 x monthly dosing Comparator: Aflibercept (monthly) Phase 1b/2a (n=153) Prior-treated DME OPT-302: 6 x monthly dosing Comparator: Ranibizumab (monthly) Phase 2b (n=366) Treatment naïve wet AMD Enrollment Complete Anticipated CY 2Q 2024 Completed Phase 1-2 Trials Ongoing Phase 3 Trials Topline data from both trials anticipated in mid-CY 2025

Phase 2b Trial Overview Treatment naïve patients with neovascular AMD Key Exclusion Criteria Subfoveal fibrosis or >25% of total lesion Haemorrhage >50% total lesion Other clinically significant ocular disease Key Inclusion Criteria Active CNV >50% lesion, classic / minimally classic / occult BCVA ≥ 25 and ≤ 60 letters CNV – choroidal neovascularisation; IVT – intravitreal; Q4W – once very 4 weeks; ITT – Intent to Treat Population, all participants who were randomised into the study irrespective of whether study medication was administered or not; Safety Population - all participants in the ITT but excluding those who did not receive at least one dose of study medication; mITT – Modified ITT Population, all participants in the Safety Population but excludes any participant without a Baseline VA score and/or any participant who did not return for at least one post-baseline visit Follow-up Randomised (n=366) OPT-302 0.5 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=122 sham + 0.5 mg ranibizumab IVT Q4W x 6 n=121 OPT-302 2.0 mg + 0.5 mg ranibizumab IVT Q4W x 6 n=123 Completed Study n=112 (91.8%) Completed Study n=116 (95.9%) Completed Study n=120 (97.6%) Analysed n=122 Analysed n=119 Analysed n=121 Analysis mITT Population Allocation ITT Population Screening

Demographic/Baseline Disease Characteristic 2.0 mg OPT-302 + ranibizumab n=123 Mean Age – years ± SD 76.1 ± 9.48 78.8 ± 8.16 77.8 ± 8.82 Sex – n (%) Male 48 (39.7%) 49 (40.2%) 45 (36.6%) Female 73 (60.3%) 73 (59.8%) 78 (63.4%) Caucasian Race – n (%) 117 (99.2%) 119 (99.2%) 117 (97.5%) Mean Visual Acuity (BCVA) – letters ± SD 50.7 ± 10.21 51.1 ± 8.96 49.5 ± 10.26 Mean Total Lesion Area - mm2 ± SD 6.08 ± 3.21 6.48 ± 3.30 6.62 ± 3.39 Predominantly classic – n (%) 15 (12.4%) 15 (12.3%) 16 (13.0%) Minimally classic – n (%) 53 (43.8%) 51 (41.8%) 53 (43.1%) Lesion Type Occult - n (%) 53 (43.8%) 56 (45.9%) 54 (43.9%) PCV detected1 – n (%) 20 (16.5%) 24 (19.7%) 22 (17.9%) RAP detected2 – n (%) 15 (12.7%) 22 (18.5%) 14 (11.8%) Mean central subfield thickness (CST) - mm ±SD 412.10 ± 110.62 425.18 ± 120.45 414.12 ± 123.25 Sub-retinal fluid (SRF) present – % participants 89.3% 84.4% 87.8% Intra-retinal cysts present – % participants 57.9% 63.9% 56.1% Phase 2b Trial Demographics and Baseline Characteristics Intent-to-Treat (ITT) population; SD: standard deviation; BCVA: Best Corrected Visual Acuity. 1PCV - polypoidal choroidal vasculopathy, detected by SD-OCT, FA and fundus photography. 2RAP - retinal angiomatous proliferation, detected by SD-OCT, FA and fundus photography. Sham + ranibizumab n=121 0.5 mg OPT-302 + ranibizumab n=122

Sozinibercept 2.0 mg Combination Therapy Demonstrated Superiority in Visual Acuity over Ranibizumab Monotherapy mITT; BCVA – Best Corrected Visual Acuity. Left: Difference in Least Square Means, using Model for Repeated Measures (MRM) analysis. Right: Graph represents “as observed” data and SEM. Sham + 0.5 mg ranibizumab (n=119) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=121) 0.5 mg OPT-302 + 0.5 mg ranibizumab (n=122) Mean Change in BCVA (SEM) (Letters) Δ = +3.4 (p=0.0107) 20 15 10 5 0 0 4 8 16 20 24 12 Weeks Total Patient Population +14.2 +10.8 Phase 2b Primary Endpoint Achieved

Best Responding Phase 2b Patients Represents Primary Analysis Population in the Pivotal Phase 3 Trials to Maximize Probability of Success Sham + 0.5 mg ranibizumab (n=87) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=88) +10.3 +16.1 Δ = +5.7 p = 0.0002* Occult & Minimally Classic Lesions (RAP Absent) *Unadjusted p-value Phase 2b demonstrated superior efficacy of +5.7 letter gain over standard of care, based on a pre-determined analysis This patient population (minimally classic & occult) represents ~75% of Wet AMD patients 0 4 8 12 16 20 24 0 5 10 15 20 Weeks M e a n c h a n g e i n B C V A ( S E M ) ( l e t t e r s ) Mean Change in BCVA (SEM) (Letters)

Trial: Treatment: Number of Patients: 88 87 240 Baseline BCVA in letters: 50.5 50.5 53.7 Control Arm in Phase 2b Overperformed MARINA Trial at Week 24 in in Similar Lesion Type Patient Population OPT PHASE 2B +Ran 0.5 q4w +Ran 0.5 q4w Ran 0.5 q4w OPT-302 + Ranibizumab Ranibizumab OPT PHASE 2B MARINA was a Phase 3 registrational trial. Baseline BCVA values across trials vary. Number of patients randomised to treatment group (n, bottom table). Mean change in Best Corrected Visual Acuity (BCVA) from baseline shown in ETDRS letters (top of bars). +5.7 Letter Gain Over Standard of Care MARINA Mean Change in BCVA from Baseline at Week 24 – OPT-302 Phase 2b vs. MARINA Trial Occult and Minimally Classic Lesions

Wet AMD Lesion Types Differ in Vessel Location, Leakiness, and Responsiveness to VEGF-A Inhibitors LEAST RESPONSIVE to VEGF-A inhibition MODERATELY RESPONSIVE to VEGF-A inhibition HIGHLY RESPONSIVE to VEGF-A inhibition Predominantly Classic MINIMALLY CLASSIC OCCULT ~75% of Wet AMD Patients have Occult or Minimally Classic Lesions

Reduced Retinal Thickness and Better Retinal Drying With Combination Therapy in Occult & Minimally Classic (RAP Absent) Patients Mean Change in CST Baseline to Week 24 Sham + 0.5 mg ranibizumab 2.0 mg OPT-302 + 0.5 mg ranibizumab % of Participants with IR Cysts at Week 24 % of Participants with SRF at Week 24 % Participants -180 -140 -100 -60 86 -133.5 85 -126.8 Mean Change in CST (SEM) (µm) 0 20 40 88 14.8 87 18.4 0 20 40 86 19.8 85 28.2 % Participants mITT; as observed; top of bar – statistic, bottom of bar - n. CST: Central Subfield Thickness; SRF: Subretinal fluid; IR: Intra-retinal.

Greater CNV and Lesion Regression With Combination Therapy in Occult & Minimally Classic (RAP Absent) Patients mITT; as observed; top of bar – statistic, bottom of bar – n. CNV: Choroidal Neovascular. Mean Change in Total Lesion Area at Week 24 Mean Change in CNV Area at Week 24 -6 -4 -2 0 81 -4.4 80 -3.5 Mean Change in Total Lesion Area (SEM) (mm2) -6 -4 -2 0 81 -5.0 80 -3.9 Mean Change in CNV Area (SEM) (mm2) Sham + 0.5 mg ranibizumab 2.0 mg OPT-302 + 0.5 mg ranibizumab

Sozinibercept Further Demonstrated Superior Vision Gains in a Pre-Specified Sub-group of PCV Lesion Patients Sham + 0.5 mg ranibizumab (n=20) 2.0 mg OPT-302 + 0.5 mg ranibizumab (n=22) 0.5 mg OPT-302 + 0.5 mg ranibizumab (n=24) Δ = +6.7 p = 0.0253* 0 5 10 15 20 22 13.5 24 10.9 20 6.9 Mean Change in BCVA (SEM) (Letters) Polypoidal Choroidal Vasculopathy (PCV) is a difficult-to-treat wet AMD subtype; it is often described as the most prevalent form of wet AMD worldwide PCV is highly prevalent in Asian populations (up to ~60%), while ~8-13% prevalent in Caucasians Phase 3 ShORe and COAST trials enrolled patients with PCV1 PCV Lesions *Unadjusted p-value 1 Evaluated by color, FP, FA and SD-OCT

Pooled Safety for Completed OPT-302 Trials Combination Therapy Well-tolerated and Comparable to Standard of Care Monotherapy N Participants (%) OPT-302 Any dose* N=399 (N=1,842 injections) OPT-302 2.0 mg N=263 (N=1,121 injections) Sham + anti-VEGF-A control N=169 (N=854 injections) Ocular TEAEs - Study Eye – related to study product(s) 41 (10.2%) 22 (8.4%) 20 (11.8%) Ocular TEAEs - Study Eye – Severe 4 (1.0%) 2 (0.8%) 2 (1.2%) Intraocular inflammation – Study Eye 71,2,3 (1.8%) 31 (1.1%) 31 (1.8%) Participants with AEs leading to treatment discontinuation 42,4-6 (1.0%) 14 (0.4%) 27,8 (1.2%) Any APTC event 44,5,9,10 (1.0%) 35,9,10(1.1%) 211,12 (1.2%) Deaths 210,13 (0.5%) 210,13 (0.8%) 214,15 (1.2%) 1Transient anterior chamber cell (trace 1-4 cells); 2 SAE of endophthalmitis, with AE’s of hypopyon and anterior chamber cell (n=1; 0.5 mg); 3 SAE of vitritis (n=1; 0.5 mg); 4Non-fatal myocardial infarction; 5Cerebrovascular accident; 6Enteritis; 7Abdominal pain; 8Increased IOP; 9 Non-fatal angina pectoris; 10Fatal congestive heart failure/myocardial infarction; 11Non-fatal arterial embolism; 12Embolic stroke; 13Metatstaic ovarian cancer; 14 Pneumonia; 15 infective endocarditis. * Any dose (OPT-302 0.3 mg, 1 mg or 2 mg)

Phase 3 Enrollment Expected to Complete in Q2 CY2024 Trial Highlights Potential to Use Sozinibercept in Combination With Any Anti-VEGF-A Therapy Sample size: ~330 patients per arm, ~990 per trial Primary Objective: Mean change from Baseline in BCVA at Week 52 Design: Multi-center, double-masked, randomized (1:1:1), sham control Regulatory quality: 90% power, 5% type I error rate Study of OPT-302 in combination with Ranibizumab Ranibizumab q4w + OPT-302 q4w Ranibizumab q4w + Sham q4w Ranibizumab q4w + OPT-302 q8w Combination OPT-302 with Aflibercept Study Primary Efficacy Endpoint Week 52 Aflibercept q8w + OPT-302 q4w Aflibercept q8w + Sham q8w Efficacy Phase Aflibercept q8w + OPT-302 q8w Safety Follow–up Week 100 Standard of care administered according to approved dosing schedule: aflibercept (2.0 mg IVT q8w after 3 loading doses) and ranibizumab (0.5 mg IVT q4w after 3 loading doses). OPT-302 dosed at 2.0 mg. Note that Sham administered at visits when OPT-302 is not administered Trials in Treatment Naïve Wet AMD Patients Primary Efficacy Endpoint Week 52 Safety Follow–up Week 100 Primary efficacy endpoint to support BLA Submission Aflibercept + OPT-302 q4w Aflibercept + OPT-302 q4w Aflibercept + Sham q4w Ranibizumab + OPT-302 q4w Ranibizumab + OPT-302 q4w Ranibizumab + OPT-302 q4w OPT-302 dosing every 4 and 8 weeks (40w) 3x Loading Doses (12w)

Phase 3 Clinical Program Is Informed by Phase 2b Results and Optimized for Success Phase 3 designed to support label for use in combination with any VEGF-A inhibitor for all wet AMD patients (treatment naïve and prior treated) Hierarchical primary analysis first conducted in the high-responding occult and minimally classic population, followed by total patient population Sozinibercept granted Fast Track designation by FDA

Corporate Activities Summary and Financial Snapshot

Advancing Bold Therapeutic Innovations to Transform Patient Outcomes with Superior Vision Gains We are dedicated to advancing sozinibercept to improve and protect patients’ vision Clinical Milestones Manufacturing Scale-up Regulatory Preparations Commercial Readiness Complete enrollment in 2nd Phase 3 trial (ShORe) in Q2 CY2024 Mid-CY2025 topline data from both pivotal Phase 3 studies FDA Fast Track designation allows rolling submission of completed BLA modules Production of validation batches supportive of BLA filing and launch Strengthen medical expert engagement and develop market access strategy Complete development of product launch plan Next Steps

Financial Snapshot & Corporate Activities Financial Overview Ticker OPT (ASX/NASDAQ) Shares Outstanding1 662.8M (Ordinary)/ 82.9M (ADSs equivalents) Cash/Cash Equivalents1 US$157.1M Offices Melbourne, Australia Princeton, NJ Development Funding Agreement (DFA) Total funding drawn under DFA: US$170M Provides non-dilutive funding for development of sozinibercept If sozinibercept is approved, repayment split between fixed payments and variable payments at 7% of revenues, capped at 4x investment No amounts owed if the clinical trials do not meet the primary endpoint or if regulatory approval is not received 1 As of December 31, 2023

First-in-class VEGF-C/D TRAP intended for combination with standard of care anti-VEGF-A therapies Composition of Matter and Methods of Use Patents through 2034; opportunities to extend beyond 2034* Investment Highlights Potential to be the first product in more than 15 years to improve vision loss Addressing High Unmet Need Two Large Pivotal Trials Ongoing Substantial Market Opportunity Wet age-related macular degeneration (wet AMD) is the leading cause of vision loss in the elderly, impacting ~3.5 million patients in the US and Europe, despite wide use of anti-VEGF-A standard of care Phase 3 trials near completion of enrollment: COAST (enrolled Feb 2024); ShORe (estimated 2Q CY2024) Topline data from both trials expected mid-CY2025 Superior Lead Asset Phase 2b demonstrated superiority in combination with SOC therapy, with well tolerated safety profile Sozinibercept has the potential to improve vision for millions of patients with wet AMD Multibillion dollar commercial opportunity in a growing market with an established clinical practice Sozinibercept used in combination with any anti-VEGF-A, not competing with any approved drug MOA = Mechanism of Action; SOC = Standard of care *Potential for Patent Term Extensions & Data and Market Exclusivity (12 Years for Biologic) Proprietary Technology

Thank you! Fred Guerard, PharmD, MS, CEO Peter Lang, CFO For IR and BD contacts: info@opthea.com OPTHEA.COM | @OptheaLimited FOLLOW US ON: X and LinkedIn NASDAQ (OPT) | ASX (OPT.AX)